United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

December 2017

Vale S.A.

Avenida das Américas, No. 700 – Bloco 8, Sala 218
22640-100 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Table of Contents:

Press Release	3
Signature Page	5

ANNUAL SCHEDULE

Company Name	Vale S.A.

Company Head Office	Avenida das Américas, 700 – bloco 8 – loja 318 – Barra da Tijuca, Rio de Janeiro

Internet Address	www.vale.com

Investor Relations Officer	Name: Luciano Siani Pires
E-mail: luciano.siani.pires@vale.com
Telephone(s) (21) 3485-8888

Responsible for Investor Relations Area	Name: André Figueiredo E-mail: andre.figueiredo@vale.com Telephone(s): (21) 3485-3907

Newspapers (and places) where company acts are published	Diário Oficial do Estado do Rio de Janeiro – Rio de Janeiro Valor Econômico – Rio de Janeiro

A – OBLIGATORY SCHEDULE

Complete annual financial statements for financial year ending 31/12/2017

EVENT	DATE
Disclosed through CVM information system	02/28/2018

Standard financial statements for financial year ending 31/12/2017

EVENT	DATE
Disclosed through ENET	02/28/2018

Annual financial statements translated into English for financial year ending 31/12/2017

EVENT	DATE
Disclosed through CVM information system	02/28/2018

Reference Form for current financial year

EVENT	DATE
Disclosed through ENET	05/30/2018

Quarterly Reports – ITR

EVENT – Disclosed through ENET	DATE
For 1st quarter	04/26/2018
For 2nd quarter	07/26/2018
For 3rd quarter	10/25/2018

Quarterly Reports translated into English

EVENT – Disclosed through CVM information system	DATE
For 1st quarter	04/26/2018
For 2nd quarter	07/26/2018
For 3rd quarter	10/25/2018

Annual General Meeting

EVENT	DATE
Sending of administration proposal via CVM information system	03/13/2018
Sending of Summons to AGM via CVM information system	03/13/2018
Annual General Assembly	04/13/2018
Sending of main summary of main issues discussed or minutes of meeting via CVM information system PE	04/13/2018

Public Meeting with Analysts

EVENT	DATE
Apimec – São Paulo – Rua Iguatemi, 150 – Itaim Bibi – São Paulo – 9:00	17/01/2018

B. OPTIONAL SCHEDULING

Teleconference if applicable

EVENT	DATA
Conference Call –2017 Results	02/28/2018
Conference Call – 1Q18 Results	04/26/2018
Conference Call – 2Q18 Results	07/26/2018
Conference Call – 3Q18 Results	10/25/2018

Non-executive Board Meetings

EVENT	DATE
Non-executive Board Meeting which is a matter of Market interest

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ André Figueiredo
Date: December 06, 2017		Director of Investor Relations